02 MAR -8 AM 8:02

02015750

February 22, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filling, AIS 029/2002**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting on the Additional Investments and Issuance Bond

  Date: February 1, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 1, 2002

02 MAR -8 AM 8:02

AIS 029/2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting on the Additional Investments and Issuance of Bond

To : President
Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("Company") held on February 1, 2002, at 10.30 a.m. at the Board Room 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 8/2001 held on November 13, 2001.

2. Approved the budget for additional capital expenditure and to enter into procurement contracts with suppliers for GSM network phase 10A in the amount of USD 125.42 million or approximately Baht 5,700 million, to enhance the quality and service coverage area to support the rapid growth of the Company's subscribers.

   The Company's Executive Committee is authorized to approve or assign designated officer to negotiate and enter into the procurement contracts with selected supplier.

3. Ratified the investment in C-Care Project, a five-year project, in the total amount of USD 47.91 million or Baht 2,204 million equivalent. The project is to enhance the collection efficiency, develop the information system in all distribution channels and internal process, which will strengthen the customer service efficiency.

4. Approved the cancellation of the unissued unsecured bond amounting to Baht 3,000 million, a part of unsecured bond of Baht 15,000 million approved by the Extraordinary Shareholders' Meeting No. 1/2001, held on January 22, 2001, since the terms and conditions of such secured bond do not match with the current market situation. The cancellation of the unissued unsecured bond will be proposed to the Shareholders' Meeting for approval.

5. Approved the issuance and offering of unsecured bond not exceeding the amount of Baht 20,000 million or the equivalent amount in other currencies on the following terms and conditions.

   - *Size*
     Amount not exceeding Baht 20,000 million or the equivalent amount in other currencies

   - *Type of Bond*
     Unsecured bond

- *Maturity*

  Not exceeding 10 years from the issuing date

- *Offering*

  To be offered domestically and/or internationally to the public and/or institutional investors in whole or in part, which could be single or multiple offerings

- *Special conditions*

  In case of the bond being approved be redeemed, the Company may issue and offer bonds for replacement under the equivalent terms and conditions given here above.

Other additional conditions of the bond issuance e.g. size, face value, offered price, interest rate, interest payment, principal repayment, appointment of bondholders' representatives, allocation method, offering details, early redemption, an account to be established for the proceeds received from the sale of bonds, and listing of such unsecured bonds in one or more of the securities exchange markets, shall be considered by the Board of Directors and/or Executive Committee and/or person(s) designated by the Board of Directors as deemed appropriate.

6. Approved the authority of the Executive committee on financial and banking transaction regarding deposit, borrowing and entering into hedging instrument on foreign exchange and interest rate as follows:

   6.1 Increase the authority to deposit, rollover and redeem before maturity fixed deposit account, promissory note and other depository instrument from Baht800 million to Baht 2,500 million.

   6.2 Increase the authority for borrowing from banks and financial institutions loan borrowing, extension of tenor of existing banks and financial institutions, borrowing and extension of loans from associated companies, borrowing and extending the term of Trust Receipt (TR) facility, from Baht800 million to Baht 2,500 million.

   6.3 Increase the Executive Committee's authority in managing the Company's financial risk by entering into foreign exchange and interest rate hedging instrument from Baht 800 million to Baht 2,500 million.

   The Executive Committee is authorized to assign the authority limitation to the Company's management in the amount not exceed that be approved by the Company's Board of Director.

7. Approved to appoint Mr. Lum Hon Fye as a representative director of Singapore Telecommunications Limited, to replace Mr. Allen Lew Yong Keong who has resigned.

8. Approved to provide Bah 3,400 million for impairment in the carrying value of the cost of NMT mobile phone networks in the fourth quarter 2001.

   As the management considers that digital GSM technology becomes more attractive and most of new subscribers are using GSM service, the Company's marketing activities and network expansion, therefore, concentrate on the GSM

service business. As a result, the NMT subscriber continues to decrease. According to the management's estimated net operating cash flows from the NMT mobile phone service business, its net present value is lower than the carrying value of the cost of NMT network. Therefore, impairment in the carrying value of the cost of NMT mobile phone networks of approximately Baht 3,400 million will be provided in the fourth quarter of 2001 as per the Thai Accounting Standard No. 36 – Impairment of Assets. Such impairment will be recorded as an expense and a reduction in the carrying value of the cost of NMT network. **However, this impairment provided will not affect the Company's cash position**.

Total impairment in the carrying value of the cost of NMT mobile phone networks made in FY2001, including Baht 570 million provided in the third quarter 2001, would be approximately Baht 3,970 million. The Company view that there should be no further impairment in the carrying value of the cost of NMT mobile phone networks in the future.

9. Approve to convene the Extraordinary General Meeting of Shareholders No. 1/2002 on March 8, 2002 at 10.00 a.m. at the Auditorium, 19th Floor, Shinawatra Tower 1, No. 414, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400. The closing date of the Company's share register book in order to determine the right of shareholders to attend and vote in the meeting will be on February 18, 2002 at 12.00 p.m. until the meeting is adjourned. The agenda will be as follows:

Agenda No. 1	Matters to be informed;
Agenda No. 2	To approve the minutes of the Extraordinary General Meeting of Shareholders No. 4/2001 held on December 19, 2001;
Agenda No. 3	To consider cancellation of the issuance and offering of unsecured bond amounting to Baht 3,000 million, remaining from Baht 15,000 million that has been approved by the Extraordinary Meeting of Shareholders No. 1/2001 dated January 22, 2001;
Agenda No. 4	To consider and approve the issuance and offering of unsecured bond worth not exceeding Baht 20,000 million or an equivalent in other currencies; and
Agenda No. 5	To consider any other business (if any).

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 1, 2002

AIS 029/2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting on the Additional Investments and Issuance of Bond

To : President
Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("Company") held on February 1, 2002, at 10.30 a.m. at the Board Room 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 8/2001 held on November 13, 2001.

2. Approved the budget for additional capital expenditure and to enter into procurement contracts with suppliers for GSM network phase 10A in the amount of USD 125.42 million or approximately Baht 5,700 million, to enhance the quality and service coverage area to support the rapid growth of the Company's subscribers.

   The Company's Executive Committee is authorized to approve or assign designated officer to negotiate and enter into the procurement contracts with selected supplier.

3. Ratified the investment in C-Care Project, a five-year project, in the total amount of USD 47.91 million or Baht 2,204 million equivalent. The project is to enhance the collection efficiency, develop the information system in all distribution channels and internal process, which will strengthen the customer service efficiency.

4. Approved the cancellation of the unissued unsecured bond amounting to Baht 3,000 million, a part of unsecured bond of Baht 15,000 million approved by the Extraordinary Shareholders' Meeting No. 1/2001, held on January 22, 2001, since the terms and conditions of such secured bond do not match with the current market situation. The cancellation of the unissued unsecured bond will be proposed to the Shareholders' Meeting for approval.

5. Approved the issuance and offering of unsecured bond not exceeding the amount of Baht 20,000 million or the equivalent amount in other currencies on the following terms and conditions.

   - *Size*
     Amount not exceeding Baht 20,000 million or the equivalent amount in other currencies
   - *Type of Bond*
     Unsecured bond

- ❑ *Maturity*
  Not exceeding 10 years from the issuing date
- ❑ *Offering*
  To be offered domestically and/or internationally to the public and/or institutional investors in whole or in part, which could be single or multiple offerings
- ❑ *Special conditions*
  In case of the bond being approved be redeemed, the Company may issue and offer bonds for replacement under the equivalent terms and conditions given here above.

Other additional conditions of the bond issuance e.g. size, face value, offered price, interest rate, interest payment, principal repayment, appointment of bondholders' representatives, allocation method, offering details, early redemption, an account to be established for the proceeds received from the sale of bonds, and listing of such unsecured bonds in one or more of the securities exchange markets, shall be considered by the Board of Directors and/or Executive Committee and/or person(s) designated by the Board of Directors as deemed appropriate.

6. Approved the authority of the Executive committee on financial and banking transaction regarding deposit, borrowing and entering into hedging instrument on foreign exchange and interest rate as follows:

   6.1 Increase the authority to deposit, rollover and redeem before maturity fixed deposit account, promissory note and other depository instrument from Baht800 million to Baht 2,500 million.

   6.2 Increase the authority for borrowing from banks and financial institutions loan borrowing, extension of tenor of existing banks and financial institutions, borrowing and extension of loans from associated companies, borrowing and extending the term of Trust Receipt (TR) facility, from Baht800 million to Baht 2,500 million.

   6.3 Increase the Executive Committee's authority in managing the Company's financial risk by entering into foreign exchange and interest rate hedging instrument from Baht 800 million to Baht 2,500 million.

   The Executive Committee is authorized to assign the authority limitation to the Company's management in the amount not exceed that be approved by the Company's Board of Director.

7. Approved to appoint Mr. Lum Hon Fye as a representative director of Singapore Telecommunications Limited, to replace Mr. Allen Lew Yong Keong who has resigned.

8. Approved to provide Bah 3,400 million for impairment in the carrying value of the cost of NMT mobile phone networks in the fourth quarter 2001.

   As the management considers that digital GSM technology becomes more attractive and most of new subscribers are using GSM service, the Company's marketing activities and network expansion, therefore, concentrate on the GSM

service business. As a result, the NMT subscriber continues to decrease. According to the management's estimated net operating cash flows from the NMT mobile phone service business, its net present value is lower than the carrying value of the cost of NMT network. Therefore, impairment in the carrying value of the cost of NMT mobile phone networks of approximately Baht 3,400 million will be provided in the fourth quarter of 2001 as per the Thai Accounting Standard No. 36 – Impairment of Assets. Such impairment will be recorded as an expense and a reduction in the carrying value of the cost of NMT network. **However, this impairment provided will not affect the Company's cash position.**

Total impairment in the carrying value of the cost of NMT mobile phone networks made in FY2001, including Baht 570 million provided in the third quarter 2001, would be approximately Baht 3,970 million. The Company view that there should be no further impairment in the carrying value of the cost of NMT mobile phone networks in the future.

9. Approve to convene the Extraordinary General Meeting of Shareholders No. 1/2002 on March 8, 2002 at 10.00 a.m. at the Auditorium, 19th Floor, Shinawatra Tower 1, No. 414, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400. The closing date of the Company's share register book in order to determine the right of shareholders to attend and vote in the meeting will be on February 18, 2002 at 12.00 p.m. until the meeting is adjourned. The agenda will be as follows:

Agenda No. 1	Matters to be informed;
Agenda No. 2	To approve the minutes of the Extraordinary General Meeting of Shareholders No. 4/2001 held on December 19, 2001;
Agenda No. 3	To consider cancellation of the issuance and offering of unsecured bond amounting to Baht 3,000 million, remaining from Baht 15,000 million that has been approved by the Extraordinary Meeting of Shareholders No. 1/2001 dated January 22, 2001:
Agenda No. 4	To consider and approve the issuance and offering of unsecured bond worth not exceeding Baht 20,000 million or an equivalent in other currencies; and
Agenda No. 5	To consider any other business (if any).